Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
William Lyon Homes, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-219413) on Form S-8 and (No. 333-217299-62) on Form S-4 of William Lyon Homes, Inc. of our reports dated February 22, 2018, with respect to the consolidated balance sheets of William Lyon Homes, Inc., and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, equity, cash flows for each of the years in the three-year period ended December 31, 2017, and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appears in the annual report on Form 10-K of William Lyon Homes, Inc.

/s/ KPMG LLP

Irvine, California
February 22, 2018